UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d -1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

TRUNKBOW INTERNATIONAL HOLDINGS LIMITED

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

89818A102

(CUSIP Number)

Qiang Li

Unit 1217-1218, 12F of Tower B, Gemdale Plaza

No. 91 Jianguo Road, Chaoyang District, Beijing 100022

People’s Republic of China

(86) 10-85712518

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 2, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or

240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89818A102

1.	NAMES OF REPORTING PERSONS WANCHUN HOU
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION PEOPLE’S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	8,558,764
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	8,558,764
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,558,764(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.25%(2)(3)
14.	TYPE OF REPORTING PERSON IN

(1) The 8,558,764 shares of Common Stock of the Company are owned by Chief Honour Investments Limited, a British Virgin Islands company (“Chief Honour”). Mr. Lao Chi Weng owns 100% of the outstanding ordinary shares of Chief Honour, but he does not have the power to vote or dispose of any of the shares of Common Stock of the Company owned by Chief Honour. Pursuant to a share transfer agreement dated September 21, 2009 by and between Lao Chi Weng, as transferor, and Dr. Wanchun Hou, as transferee (the “Hou STA”), Lao Chi Weng has irrevocably and unconditionally granted to Dr. Wanchun Hou the right to acquire any or all of the 1,000 outstanding shares of Chief Honor at a nominal price of US$1.00 at any time after February 14, 2012. In addition, pursuant to an entrustment agreement dated May 30, 2011 (which replaced an entrustment agreement dated October 1, 2009), by and between Chief Honour, Capital Melody Limited, a British Virgin Islands company (“Capital Melody”, and collectively with Chief Honor, “Party A”), Dr. Wanchun Hou and Mr. Qiang Li (the “Entrustment Agreement”), Party A has authorized Dr. Wanchun Hou and Mr. Qiang Li to act on behalf of Party A as the exclusive agents with respect to all matters concerning Party A’s shareholding in the Company, including the exercise of all of the shareholder’s rights and shareholder’s voting rights enjoyed by Party A in the shares of Common Stock of the Company owned by Party A, which consist of the 8,558,764 shares of Common Stock of the Company owned by Chief Honour and 7,580,619 shares of Common Stock of the Company owned by Capital Melody. For additional information regarding these agreements, see Item 2 below.

(2) In addition to the 8,558,764 shares of Common Stock of the Company shown above as beneficially owned by Dr. Wanchun Hou, as further described in Item 2 below, Dr. Wanchun Hou could also be deemed to beneficially own shares of Common Stock of the Company beneficially owned by the other Reporting Persons, Mr. Qiang Li and Capital Melody. The Reporting Persons collectively own 16,156,983 shares of Common Stock of the Company, representing approximately 43.90% of the outstanding shares of Common Stock of the Company.

(3) Based on 36,807,075 shares of Common Stock of the Company outstanding as of November 6, 2012 (as provided by the Company).

CUSIP No. 89818A102

1.	NAMES OF REPORTING PERSONS CHIEF HONOUR INVESTMENTS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	8,558,764 (4)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	8,558,764 (4)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,558,764(4)(5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.25%(5)(6)
14.	TYPE OF REPORTING PERSON CO

(4) The 8,558,764 shares of Common Stock of the Company are owned by Chief Honour. Mr. Lao Chi Weng owns 100% of the outstanding ordinary shares of Chief Honour, but he does not have the power to vote or dispose of any of the shares of Common Stock of the Company owned by Chief Honour. Pursuant to the Hou STA, Lao Chi Weng has irrevocably and unconditionally granted to Dr. Wanchun Hou the right to acquire any or all of the 1,000 outstanding shares of Chief Honor at a nominal price of US$1.00 at any time after February 14, 2012. In addition, pursuant to the Entrustment Agreement, Party A has authorized Dr. Wanchun Hou and Mr. Qiang Li to act on behalf of Party A as the exclusive agents with respect to all matters concerning Party A’s shareholding in the Company, including the exercise of all of the shareholder’s rights and shareholder’s voting rights enjoyed by Party A in the shares of Common Stock of the Company owned by Party A, which consist of the 8,558,764 shares of Common Stock of the Company owned by Chief Honour and 7,580,619 shares of Common Stock of the Company owned by Capital Melody. For additional information regarding these agreements, see Item 2 below.

(5) In addition to the 8,558,764 shares of Common Stock of the Company shown above as owned by Chief Honour (and beneficially owned by Dr. Wanchun Hou), as further described in Item 2 below, Chief Honour and Dr. Wanchun Hou could also be deemed to beneficially own shares of Common Stock of the Company beneficially owned by the other Reporting Persons, Mr. Qiang Li and Capital Melody. The Reporting Persons collectively own 16,156,983 shares of Common Stock of the Company, representing approximately 43.90% of the outstanding shares of Common Stock of the Company.

(6) Based on 36,807,075 shares of Common Stock of the Company outstanding as of November 6, 2012 (as provided by the Company).

CUSIP No. 89818A102

1.	NAMES OF REPORTING PERSONS QIANG LI
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION PEOPLE’S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	17,600
	8.	SHARED VOTING POWER	7,580,619
	9.	SOLE DISPOSITIVE POWER	17,600
	10.	SHARED DISPOSITIVE POWER	7,580,619
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,598,219(7)(8)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.64%(8)(9)
14.	TYPE OF REPORTING PERSON IN

(7) The 7,580,619 shares of Common Stock of the Company are owned by Capital Melody. Mr. Lao Chi Weng owns 100% of the outstanding ordinary shares of Capital Melody, but he does not have the power to vote or dispose of any of the shares of Common Stock of the Company owned by Capital Melody. Pursuant to a share transfer agreement dated September 21, 2009 by and between Lao Chi Weng, as transferor, and Mr. Qiang Li, as transferee (the “Li STA”), Lao Chi Weng has irrevocably and unconditionally granted to Mr. Qiang Li the right to acquire any or all of the 1,000 outstanding shares of Capital Melody at a nominal price of US$1.00 at any time after February 14, 2012. In addition, pursuant to the Entrustment Agreement, Party A has authorized Dr. Wanchun Hou and Mr. Qiang Li to act on behalf of Party A as the exclusive agents with respect to all matters concerning Party A’s shareholding in the Company, including the exercise of all of the shareholder’s rights and shareholder’s voting rights enjoyed by Party A in the shares of Common Stock of the Company owned by Party A, which consist of the 8,558,764 shares of Common Stock of the Company owned by Chief Honour and 7,580,619 shares of Common Stock of the Company owned by Capital Melody. For additional information regarding these agreements, see Item 2 below.

(8) In addition to the 7,598,219 shares of Common Stock of the Company shown above as beneficially owned by Mr. Qiang Li, as further described in Item 2 below, Mr. Qiang Li could also be deemed to beneficially own shares of Common Stock of the Company beneficially owned by the other Reporting Persons, Mr, Wanchun Hou and Chief Honour. The Reporting Persons collectively own 16,156,983 shares of Common Stock of the Company, representing approximately 43.90% of the outstanding shares of Common Stock of the Company.

(9) Based on 36,807,075 shares of Common Stock of the Company outstanding as of November 6, 2012 (as provided by the Company).

CUSIP No. 89818A102

1.	NAMES OF REPORTING PERSONS CAPITAL MELODY LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	7,580,619(10)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	7,580,619(10)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,580,619(10)(11)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.64%(11)(12)
14.	TYPE OF REPORTING PERSON CO

(10) The 7,580,619 shares of Common Stock of the Company are owned by Capital Melody. Mr. Lao Chi Weng owns 100% of the outstanding ordinary shares of Capital Melody, but he does not have the power to vote or dispose of any of the shares of Common Stock of the Company owned by Capital Melody. Pursuant to the Li STA, Lao Chi Weng has irrevocably and unconditionally granted to Mr. Qiang Li the right to acquire any or all of the 1,000 outstanding shares of Capital Melody at a nominal price of US$1.00 at any time after February 14, 2012. In addition, pursuant to the Entrustment Agreement, Party A has authorized Dr. Wanchun Hou and Mr. Qiang Li to act on behalf of Party A as the exclusive agents with respect to all matters concerning Party A’s shareholding in the Company, including the exercise of all of the shareholder’s rights and shareholder’s voting rights enjoyed by Party A in the shares of Common Stock of the Company owned by Party A, which consist of the 8,558,764 shares of Common Stock of the Company owned by Chief Honour and 7,580,619 shares of Common Stock of the Company owned by Capital Melody. For additional information regarding these agreements, see Item 2 below.

(11) In addition to the 7,580,619 shares of Common Stock of the Company shown above owned by Capital Melody (and beneficially owned by Mr. Qiang Li), as further described in Item 2 below, Capital Melody and Mr. Qiang Li could also be deemed to beneficially own shares of Common Stock of the Company beneficially owned by the other Reporting Persons, Mr, Wanchun Hou and Chief Honour. The Reporting Persons collectively own 16,156,983 shares of Common Stock of the Company, representing approximately 43.90% of the outstanding shares of Common Stock of the Company.

(12) Based on 36,807,075 shares of Common Stock of the Company outstanding as of November 6, 2012 (as provided by the Company).

This Schedule 13D is filed jointly by Dr. Wanchun Hou, Chief Honour, Mr. Qiang Li and Capital Melody. Dr. Wanchun Hou, Chief Honour, Mr. Qiang Li and Capital Melody are collectively referred to herein as the “Reporting Persons.”

This Schedule 13D represents the initial statement on Schedule 13D jointly filed by the Reporting Persons with respect to shares of common stock, par value $0.001 per share (“Common Stock”), of Trunkbow International Holdings Limited, a Nevada corporation (the “Company”), and amends and supersedes the information provided (1) by Dr. Wanchun Hou and Chief Honour in the Schedule 13G filed with the United States Securities and Exchange Commission (the “SEC”) on February 14, 2011, and (2) by Mr. Qiang Li and Capital Melody in the Schedule 13G initially filed with the SEC on February 14, 2011, as amended on February 14, 2012.

ITEM 1	SECURITY AND ISSUER

The class of equity securities to which this statement relates is the Common Stock of the Company. The Company’s principal executive offices are located at Unit 1217-1218, 12F of Tower B, Gemdale Plaza, No. 91 Jianguo Road, Chaoyang District, Beijing 100022, People’s Republic of China.

ITEM 2	IDENTITY AND BACKGROUND

(a)-(f). This statement of beneficial ownership on Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the transaction described in Item 4 of this statement and by reason of the Entrustment Agreement.

Except as expressly otherwise set forth in this statement, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other Reporting Persons or any other person. The agreement between the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit 7.01. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Dr. Wanchun Hou is a citizen of the People’s Republic of China and his principal occupation is the chairman of the board of directors of the Company. He became the Company’s chairman on February 10, 2010. Dr. Wanchun Hou’s business address is Unit 1217-1218, 12F of Tower B, Gemdale Plaza, No. 91 Jianguo Road, Chaoyang District, Beijing 100022, People’s Republic of China.

Chief Honour is a company registered in the British Virgin Islands whose principal business office is at Unit 1217-1218, 12F of Tower B, No. 91 Jianguo Road, Chaoyang District, Beijing 100022, People’s Republic of China. Chief Honour is a holding company formed solely for the purpose of holding the shares of Common Stock of the Company and arranging the related investment transactions. Mr. Lao Chi Weng owns 100% of the outstanding ordinary shares of Chief Honour, but he does not have the power to vote or dispose of any of the shares of Common Stock of the Company owned by Chief Honour. Dr. Wanchun Hou is the sole director of Chief Honour. Pursuant to the Hou STA, Lao Chi Weng has irrevocably and unconditionally granted to Dr. Hou Wanchun the right to acquire any or all of the 1,000 outstanding shares of Chief Honour at a nominal price of US$1.00 at any time after February 14, 2012. In addition, pursuant to the Entrustment Agreement, Party A has authorized Dr. Wanchun Hou and Mr. Qiang Li to act on behalf of Party A as the exclusive agents with respect to all matters concerning Party A’s shareholding in the Company, including the exercise of all of the shareholder’s rights and shareholder’s voting rights enjoyed by Party A in the shares of Common Stock of the Company owned by Party A, which consist of the 8,558,764 shares of Common Stock of the Company owned by Chief Honour and 7,580,619 shares of Common Stock of the Company owned by Capital Melody. The intention of the Entrustment Agreement was that Dr. Wanchun Hou shall exercise all of the shareholder’s rights with respect to shares of Common Stock of the Company held by Chief Honour, and that Mr. Qiang Li shall exercise all of the shareholder’s rights with respect to shares of Common Stock of the Company held by Capital Melody. Dr. Wanchun Hou and Mr. Qiang Li agreed in the Entrustment Agreement to act in concert collectively with one another when exercising all of their rights (including but not limited to the voting rights) under the Entrustment Agreement.

Mr. Qiang Li is a citizen of the People’s Republic of China and his principal occupation is the chief executive officer and a director of the Company. Mr. Qiang Li’s business address is Unit 1217-1218, 12F of Tower B, Gemdale Plaza, No. 91 Jianguo Road, Chaoyang District, Beijing 100022, People’s Republic of China.

Capital Melody is a company registered in the British Virgin Islands whose principal business office is at Unit 1217-1218, 12F of Tower B, No. 91 Jianguo Road, Chaoyang District, Beijing 100022, People’s Republic of China. Capital Melody is a holding company formed solely for the purpose of holding the shares of Common Stock of the Company and arranging the related investment transactions. Mr. Lao Chi Weng owns 100% of the outstanding ordinary shares of Capital Melody, but he does not have the power to vote or dispose of any of the shares of Common Stock of the Company owned by Capital Melody. Mr. Qiang Li is the sole director of Capital Melody. Pursuant to the Li STA, Lao Chi Weng has irrevocably and unconditionally granted to Mr. Qiang Li the right to acquire any or all of the 1,000 outstanding shares of Capital Melody at a nominal price of US$1.00 at any time after February 14, 2012. In addition, pursuant to the Entrustment Agreement, Party A has authorized Dr. Wanchun Hou and Mr. Qiang Li to act on behalf of Party A as the exclusive agents with respect to all matters concerning Party A’s shareholding in the Company, including the exercise of all of the shareholder’s rights and shareholder’s voting rights enjoyed by Party A in the shares of Common Stock of the Company owned by Party A, which consist of the 8,558,764 shares of Common Stock of the Company owned by Chief Honour and 7,580,619 shares of Common Stock of the Company owned by Capital Melody. The intention of the Entrustment Agreement was that Dr. Wanchun Hou shall exercise all of the shareholder’s rights with respect to shares of Common Stock of the Company held by Chief Honour, and that Mr. Qiang Li shall exercise all of the shareholder’s rights with respect to shares of Common Stock of the Company held by Capital Melody. Dr. Wanchun Hou and Mr. Qiang Li agreed in the Entrustment Agreement to act in concert collectively with one another when exercising all of their rights (including but not limited to the voting rights) under the Entrustment Agreement.

During the last five years, none of the Reporting Persons has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

For the 8,558,764 shares of Common Stock of the Company that are currently held by Chief Honour (and beneficially owned by Dr. Wanchun Hou) and the 7,580,619 shares of Common Stock of the Company that are currently held by Capital Melody (and beneficially owned by Mr. Qiang Li), they were each acquired in connection with a share exchange agreement dated January 27, 2010, by and between Bay Peak 5 Acquisition Corp. (“BP5”), Trunkbow International Holdings Limited, a British Virgin Islands company (“Trunkbow BVI”), and shareholders of Trunkbow BVI, including Chief Honour and Capital Melody (the “Share Exchange Agreement”). Pursuant to the Share Exchange Agreement, shareholders of Trunkbow BVI transferred to BP5 all of the Trunkbow BVI shares in exchange for the issuance of 19,562,888 shares of Common Stock of BP5. BP5 was subsequently renamed as Trunkbow International Holdings Limited, which is the Company that is the subject of this Schedule 13D. Among the 19,562,888 shares of Common Stock of the Company, Chief Honour received 8,558,764 shares of Common Stock of the Company, and Capital Melody received 7,580,619 shares of Common Stock of the Company. Mr. Qiang Li subsequently acquired 17,600 shares of Common Stock of the Company through market purchases using personal funds.

For the 20,650,092 outstanding shares of Common Stock of the Company owned by shareholders of the Company other than the Reporting Persons (the “Publicly Held Shares”) that Dr. Wanchun Hou and Mr. Qiang Li (the “Consortium Members”) stated in their Proposal (as defined and further described in Item 4 below) that they intend to acquire, the Reporting Persons anticipate that at the price per share of Common Stock set forth in the Proposal, approximately US$30 million will be expended in acquiring such Publicly Held Shares. This amount excludes the transaction costs associated with the purchase of the Publicly Held Shares.

The Consortium Members intend to finance the purchase of the Publicly Held Shares with a combination of debt and equity financing. The Consortium Members are in preliminary discussions with third party financing sources, including VStone Investment Management Limited.

ITEM 4	PURPOSE OF TRANSACTION

The 8,558,764 shares of Common Stock of the Company that are currently held by Chief Honour (and beneficially owned by Dr. Wanchun Hou) and the 7,580,619 shares of Common Stock of the Company that are currently held by Capital Melody (and beneficially owned by Mr. Qiang Li) were acquired for the purpose of acquiring an equity interest in the Company. The 17,600 shares of Common Stock of the Company that are currently directly held and owned by Mr. Qiang Li were acquired for investment purposes.

On November 2, 2012, the Consortium Members submitted a preliminary non-binding proposal (the “Proposal”) to the board of directors of the Company (the “Board”) for the acquisition of all of the Publicly Held Shares for cash consideration of US$1.46 per share of Common Stock (the “Proposed Transaction”). The Consortium Members also stated in the Proposal that they are interested only in acquiring shares of Common Stock that they do not already own, and that they do not intend to sell their stake in the Company to a third party.

The Consortium Members intend to finance the Proposed Transaction with a combination of debt and equity capital, and are in preliminary discussions with third party financing sources, including VStone Investment Management Limited.

The Consortium Members indicated in the Proposal that they are prepared to negotiate and finalize definitive documentation for the Proposed Transaction in a timely manner.

If the Proposed Transaction is completed, the shares of Common Stock of the Company would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and would be delisted from the NASDAQ Global Market. In addition, consummation of the Proposed Transaction could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Company, a merger or other extraordinary transaction involving the Company, a change to the Board of the Company (as the surviving company in a merger), and a change in the Company’s articles of incorporation and bylaws to reflect that the Company would become a privately held company.

Any of the Reporting Persons, on the one hand, or the Company, on the other hand, may at any time prior to the execution of definitive documentation decide not to pursue the Proposed Transaction. The Consortium Members reserve the right to modify the Proposal in any way as a result of negotiations or to withdraw the Proposal at any time.

Except as indicated above and elsewhere herein, none of the Reporting Persons has any present plan or proposal that relates to or would result in any other action specified in clauses (a) through (j) of the instructions to Item 4 on Schedule 13D (although they reserve the right to develop any such plan or proposal).

The foregoing summary of certain provisions of the Proposal is not intended to be complete. References to the Proposal in this Schedule 13D are qualified in their entirety by reference to the Proposal itself, a copy of which is attached hereto as Exhibit 7.05 and incorporated herein by reference as if set forth in its entirety.

ITEM 5	INTEREST IN SECURITIES OF THE ISSUER

(a) – (b)           Dr. Wanchun Hou has shared voting and dispositive power over 8,558,764 shares of Common Stock of the Company, representing 23.25% of the outstanding shares of Common Stock of the Company (based on 36,807,075 shares of Common Stock of the Company outstanding as of November 6, 2012, as provided by the Company). Chief Honour is a holding company formed solely for the purpose of holding the shares of Common Stock of the Company and arranging the related investment transactions. Mr. Lao Chi Weng owns 100% of the outstanding ordinary shares of Chief Honour, but he does not have the power to vote or dispose of any of the shares of Common Stock of the Company owned by Chief Honour. Dr. Wanchun Hou is the sole director of Chief Honour. Pursuant to the Hou STA, Lao Chi Weng has irrevocably and unconditionally granted to Dr. Hou Wanchun the right to acquire any or all of the 1,000 outstanding shares of Chief Honour at a nominal price of US$1.00 at any time after February 14, 2012. In addition, pursuant to the Entrustment Agreement, Party A has authorized Dr. Wanchun Hou and Mr. Qiang Li to act on behalf of Party A as the exclusive agents with respect to all matters concerning Party A’s shareholding in the Company, including the exercise of all of the shareholder’s rights and shareholder’s voting rights enjoyed by Party A in the shares of Common Stock of the Company owned by Party A, which consist of the 8,558,764 shares of Common Stock of the Company owned by Chief Honour and 7,580,619 shares of Common Stock of the Company owned by Capital Melody. The intention of the Entrustment Agreement was that Dr. Wanchun Hou shall exercise all of the shareholder’s rights with respect to shares of Common Stock of the Company held by Chief Honour, and that Mr. Qiang Li shall exercise all of the shareholder’s rights with respect to shares of Common Stock of the Company held by Capital Melody. Dr. Wanchun Hou and Mr. Qiang Li agreed in the Entrustment Agreement to act in concert collectively with one another when exercising all of their rights (including but not limited to the voting rights) under the Entrustment Agreement.

Mr. Qiang Li has shared voting and dispositive power over 7,598,219 shares of Common Stock of the Company, representing 20.64% of the outstanding shares of Common Stock of the Company (based on 36,807,075 shares of Common Stock of the Company outstanding as of November 6, 2012, as provided by the Company). Capital Melody is a holding company formed solely for the purpose of holding the shares of Common Stock of the Company and arranging the related investment transactions. Mr. Lao Chi Weng owns 100% of the outstanding ordinary shares of Capital Melody, but he does not have the power to vote or dispose of any of the shares of Common Stock of the Company owned by Capital Melody. Mr. Qiang Li is the sole director of Capital Melody. Pursuant to the Li STA, Lao Chi Weng has irrevocably and unconditionally granted to Mr. Qiang Li the right to acquire any or all of the 1,000 outstanding shares of Capital Melody at a nominal price of US$1.00 at any time after February 14, 2012. In addition, pursuant to the Entrustment Agreement, Party A has authorized Dr. Wanchun Hou and Mr. Qiang Li to act on behalf of Party A as the exclusive agents with respect to all matters concerning Party A’s shareholding in the Company, including the exercise of all of the shareholder’s rights and shareholder’s voting rights enjoyed by Party A in the shares of Common Stock of the Company owned by Party A, which consist of the 8,558,764 shares of Common Stock of the Company owned by Chief Honour and 7,580,619 shares of Common Stock of the Company owned by Capital Melody. The intention of the Entrustment Agreement was that Dr. Wanchun Hou shall exercise all of the shareholder’s rights with respect to shares of Common Stock of the Company held by Chief Honour, and that Mr. Qiang Li shall exercise all of the shareholder’s rights with respect to shares of Common Stock of the Company held by Capital Melody. Dr. Wanchun Hou and Mr. Qiang Li agreed in the Entrustment Agreement to act in concert collectively with one another when exercising all of their rights (including but not limited to the voting rights) under the Entrustment Agreement.

By virtue of the transactions described in Item 4 and the Entrustment Agreement, each Reporting Person may be deemed to beneficially own the shares of Common Stock of the Company beneficially owned by the other Reporting Persons. The Reporting Persons collectively own 16,156,983 shares of Common Stock of the Company, representing approximately 43.90% of the outstanding shares of the Common Stock of the Company (based on 36,807,075 shares of Common Stock of the Company outstanding as of November 6, 2012, as provided by the Company).

(c)            Except as described above, the Reporting Persons did not effect any transactions in the Company’s securities within the past 60 days.

(d) –(e)            Not applicable.

ITEM 6	CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Hou STA, the Li STA, the Entrustment Agreement, and the Proposal, which have been filed as Exhibits 7.02, 7.03, 7.04, and 7.05 to this statement, are incorporated herein by reference in their entirety. In addition, the information set forth in Items 3, 4 and 5 of this statement is incorporated by reference in its entirety into this Item 6.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profit, division of profits or loss, or the giving or withholding proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 7.01	Joint Filing Agreement by and among the Reporting Persons, dated November 6, 2012
Exhibit 7.02	Share Transfer Agreement dated September 21, 2009 by and between Lao Chi Weng and Dr. Wanchun Hou
Exhibit 7.03	Share Transfer Agreement dated September 21, 2009 by and between Lao Chi Weng and Mr. Qiang Li
Exhibit 7.04	Entrustment Agreement dated May 30, 2011, by and between Chief Honour Investments Limited, Capital Melody Limited, Dr. Wanchun Hou and Mr. Qiang Li
Exhibit 7.05	Non-binding Proposal Letter

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2012

Wanchun Hou

	By:	/s/ Wanchun Hou
Name: Wanchun Hou

Chief Honour Investments Limited

	By:	/s/ Wanchun Hou
Name: Wanchun Hou
Title: Director

Qiang Li

	By:	/s/ Qiang Li
Name: Qiang Li

Capital Melody Limited

	By:	/s/ Qiang Li
Name: Qiang Li
Title: Director

EXHIBIT INDEX

Exhibit 7.01	Joint Filing Agreement by and among the Reporting Persons, dated November 6, 2012
Exhibit 7.02	Share Transfer Agreement dated September 21, 2009 by and between Lao Chi Weng and Dr. Wanchun Hou
Exhibit 7.03	Share Transfer Agreement dated September 21, 2009 by and between Lao Chi Weng and Mr. Qiang Li
Exhibit 7.04	Entrustment Agreement dated May 30, 2011, by and between Chief Honour Investments Limited, Capital Melody Limited, Dr. Wanchun Hou and Mr. Qiang Li
Exhibit 7.05	Non-binding Proposal Letter